Annual Report

Cover Page

Name of issuer:

reSpace, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: WA

Date of organization: 10/12/2022

Physical address of issuer:

123 N 35TH ST
SEATTLE WA 98103

Website of issuer:

https://www.respace.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,285,444.00	$873,289.00
Cash & Cash Equivalents:	$269,553.00	$38,276.00
Accounts Receivable:	$5,900.00	$3,101.00
Current Liabilities:	$1,278,373.00	$943,431.00
Non-Current Liabilities:	$1,080,965.00	$572,494.00
Revenues/Sales:	$78,937.00	$82,660.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($431,259.00)	($375,878.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

reSpace, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

Reason for failure to comply:

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Katrina Eileen Romatowski	Residential Housing	re|Space	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Katrina Eileen Romatowski	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
	10587747.0 Class F	

Katrina Eileen Romatowski	Common	92.7

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration;

however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The company may use a combination of debt and equity to acquire properties. If mortgage interest rates climb, the company's holding costs may increase and potentially have a negative impact on financial performance.
>
> If labor and material costs increase broadly, the Company's cost of construction may increase and could potentially have a negative impact on financial performance.
>
> Company value depends in part on the future value of the property it co-owns with owner-occupants. While the real estate markets have stabilized somewhat since the financial crisis of 2007-2008, such stabilization has been uneven throughout the United States. Individual properties may still be subject to significant factors negatively affecting value, including a downturn in employment, an unexpected surplus of similar properties, and other factors. Moreover, there is no guarantee that property values will continue to appreciate at historic rates. Falling property values may result in losses to the Company and may significantly increase the holding period associated with individual properties to allow the market to stabilize and allow for a more favorable sale or refinance price.
>
> Investment in residential property is subject to the risks generally incident to the ownership of real property, including changes in general or local economic conditions, area values, interest rates, competition from other properties, availability of mortgage funds, real estate tax rates, occupancy rates, governmental rules and fiscal policies, increased operating costs, environmental liabilities, acts of God including earthquake, and flood and other factors which are beyond the control of the Company.
>
> If a particular property is financed through the acquisition of mortgage indebtedness on the property, the investment may be subject to the risk of "leverage" which, while it increases the monies available for investment, also represents an additional element of risk. If the financing requires periodic payments, which are not supported by the income generated by the property, the Company's equity in the property could be reduced or eliminated through foreclosure.
>
> The Company will arrange for comprehensive insurance, including such liability, fire and extended coverage on each property as is customarily obtained for similar properties in the same geographic locale. However, there are certain types of coverage (generally against losses of a catastrophic nature, such as earthquakes, hurricane and tropical storm, floods and wars), which are either unobtainable or prohibitively
> expensive. Should loss that is not covered by insurance occur to a property, the Company could lose both its invested capital and

anticipated profits.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A	100,000,000	615,941	Yes
Class B	5,000,000	0	No
Class F	25,000,000	11,364,276	Yes
Preferred	20,000,000	0	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2,396,043

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Epic Endeavor
Issue date	12/30/22
Amount	$184,395.00

Amount $~~~~$ $~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~$

Outstanding principal plus interest	$202,834.05 as of 04/01/24
Interest rate	0.0% per annum
Maturity date	12/31/25
Current with payments	Yes

Loan

Lender	Epic Endeavor LLC
Issue date	12/30/22
Amount	$75,128.00
Outstanding principal plus interest	$145,737.25 as of 04/01/24
Interest rate	10.0% per annum
Maturity date	12/31/25
Current with payments	Yes

Epic Endeavor LLC, 100% owned by Katrina Eileen Romatowski, provided a line of credit to re/Space Inc.

Loan

Lender	WADOT Capital
Issue date	05/16/23
Amount	$767,000.00
Outstanding principal plus interest	$821,882.00 as of 04/29/26
Interest rate	10.9% per annum
Current with payments	Yes

Funds used to acquire 9215 6th Ave NW, Seattle, WA 98155

Loan

Lender	Deanne Nehring
Issue date	03/27/25
Amount	$400,000.00
Outstanding principal plus interest	$400,000.00 as of 03/29/26
Interest rate	20.0% per annum
Maturity date	12/31/27
Current with payments	Yes

Funds to entitle and construct 9215 6th Ave NW Seattle

Convertible Note

Issue date	12/19/23
Amount	$50,000.00

Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$9,000,000.00
Maturity date	12/31/26

Aryn Norton Lead Investor investment

Convertible Note

Issue date	05/09/24
Amount	$100,000.00
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$9,000,000.00
Maturity date	12/31/26

Note for Brett Frank-Looney

Convertible Note

Issue date	12/12/24
Amount	$65,000.00
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$9,000,000.00
Maturity date	12/31/26

investment on same terms as WF raise. added post-form c

Convertible Note

Issue date	12/30/24
Amount	$5,000.00
Outstanding principal plus interest	$5,000.00 as of 04/14/26
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$10,000,000.00
Maturity date	12/31/26

Convertible Note

Issue date	01/14/25
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 04/14/26
Interest rate	6.0% per annum

Interest rate 6.0% per annum

Discount 15.0%

Valuation cap $10,000,000.00

Maturity date 12/31/26

Convertible Note

Issue date 01/14/25

Amount $5,000.00

Outstanding principal plus interest $5,000.00 as of 04/14/26

Interest rate 6.0% per annum

Discount 15.0%

Valuation cap $10,000,000.00

Maturity date 12/31/26

Convertible Note

Issue date 01/30/25

Amount $5,000.00

Outstanding principal plus interest $5,000.00 as of 04/14/26

Interest rate 6.0% per annum

Discount 15.0%

Valuation cap $10,000,000.00

Maturity date 12/31/26

Convertible Note

Issue date 01/30/25

Amount $23,215.00

Outstanding principal plus interest $23,215.00 as of 04/14/26

Interest rate 6.0% per annum

Discount 15.0%

Valuation cap $10,000,000.00

Maturity date 12/31/26

Convertible Note

Issue date 01/30/25

Amount $5,000.00

Outstanding principal plus interest $5,000.00 as of 04/14/26

Interest rate 6.0% per annum

Discount 15.0%

Valuation cap	$10,000,000.00
Maturity date	12/31/26

Convertible Note

Issue date	01/30/25
Amount	$5,000.00
Outstanding principal plus interest	$5,000.00 as of 04/14/26
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$10,000,000.00
Maturity date	12/31/26

Convertible Note

Issue date	01/30/25
Amount	$5,000.00
Outstanding principal plus interest	$5,000.00 as of 04/14/26
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$10,000,000.00
Maturity date	12/31/26

Convertible Note

Issue date	03/20/25
Amount	$5,000.00
Outstanding principal plus interest	$5,000.00 as of 04/14/26
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$10,000,000.00
Maturity date	12/31/26

Convertible Note

Issue date	05/26/25
Amount	$5,000.00
Outstanding principal plus interest	$5,000.00 as of 04/14/26
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$10,000,000.00
Maturity date	12/31/26

Convertible Note

Issue date	07/23/25
Amount	$12,000.00
Outstanding principal plus interest	$12,000.00 as of 04/14/26
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$10,000,000.00
Maturity date	12/31/26

Convertible Note

Issue date	07/31/25
Amount	$10,000.00
Outstanding principal plus interest	$10,000.00 as of 04/14/26
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$10,000,000.00
Maturity date	12/31/26

Convertible Note

Issue date	10/01/25
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 04/14/26
Interest rate	6.0% per annum
Discount	15.0%
Valuation cap	$10,000,000.00
Maturity date	12/31/26

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2022	Section 4(a)(2)	Class F Common Shares	$341,673	General operations
12/2022	Section 4(a)(2)	Preferred stock	$75,000	General

				operations
12/2023	Section 4(a)(2)	Convertible Note	$50,000	General operations
5/2024	Section 4(a)(2)	Convertible Note	$100,000	General operations
12/2024	Regulation D, Rule 506(c)	Convertible Note	$65,000	General operations
12/2024	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
1/2025	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
1/2025	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
1/2025	Regulation Crowdfunding	Convertible Note	$97,510	General operations
1/2025	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
1/2025	Regulation D, Rule 506(b)	Convertible Note	$23,215	General operations
1/2025	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
1/2025	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
1/2025	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
3/2025	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
5/2025	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
7/2025	Regulation D, Rule 506(b)	Convertible Note	$12,000	General operations
7/2025	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
10/2025	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Epic Endeavor
Amount Invested	$184,395.00
Transaction type	Loan
Issue date	12/30/22
Outstanding principal plus interest	$202,834.05 as of 04/01/24
Interest rate	0.0% per annum
Maturity date	12/31/25
Current with payments	Yes
Relationship	Epic Endeavor LLC, is 100% owned by Katrina Eileen Romatowski.

Epic Endeavor LLC, 100% owned by Katrina Eileen Romatowski, provided early funding for Zoomtown Inc, which later became re/Space Inc.

Name	Epic Endeavor LLC
Amount Invested	$75,128.00
Transaction type	Loan
Issue date	12/30/22
Outstanding principal plus interest	$145,737.25 as of 04/01/24
Interest rate	10.0% per annum
Maturity date	12/31/25
Current with payments	Yes
Relationship	Loan from Epic Endeavor LLC, 100% owned by Katrina Eileen Romatowski

Name	Anthony Sablan
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	12/30/24

Issue date	
Outstanding principal plus interest	$5,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Michael Gove
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	01/14/25
Outstanding principal plus interest	$50,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Dan Clarkson
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	01/14/25
Outstanding principal plus interest	$5,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Melissa Grubb
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	01/30/25
Outstanding principal plus interest	$5,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26

Valuation cap	$10,000,000.00
Relationship	Friend

Name	Igor Naumchik
Amount Invested	$23,215.00
Transaction type	Convertible note
Issue date	01/30/25
Outstanding principal plus interest	$23,215.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Bryan Adams
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	01/30/25
Outstanding principal plus interest	$5,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Jesse Rhodes
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	01/30/25
Outstanding principal plus interest	$5,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Lyle Wallace
Amount Invested	$5,000.00

Transaction type	Convertible note
Issue date	01/30/25
Outstanding principal plus interest	$5,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Anthony Avery
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	03/20/25
Outstanding principal plus interest	$5,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Cliff Watson
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	05/26/25
Outstanding principal plus interest	$5,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Troy Anderson
Amount Invested	$12,000.00
Transaction type	Convertible note
Issue date	07/23/25
Outstanding principal plus interest	$12,000.00 as of
Interest rate	6.0% per annum

Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Sandy Wolf
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	07/31/25
Outstanding principal plus interest	$10,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

Name	Dan Wingard
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	10/01/25
Outstanding principal plus interest	$100,000.00 as of
Interest rate	6.0% per annum
Discount	15.0%
Maturity date	12/31/26
Valuation cap	$10,000,000.00
Relationship	Friend

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term

"spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations You should read the following discussion and analysis together with reSpace's financial statements and related notes. This discussion contains forward-looking statements subject to risks and uncertainties. Actual results may differ materially.
Overview

reSpace is building an AI-enabled platform for co-homeownership. Many people under 40 are already co-living - partly to experience community and partly for affordability. Co-living occurs almost exclusively on a rental basis because, until reSpace, there has been no way to share the benefits of ownership without making a long-term financial commitment to one's cohabiters.

reSpace is an AI-driven platform that converts renters to owners for the same monthly cost by adding independently fungible ownership to the co-living lifestyle. It enables small groups to co-buy homes, allowing them to live in high-quality neighborhoods while building equity - often at a cost comparable to renting a one-bedroom apartment. The company has initiated development of select properties as proof-of-model implementations designed to validate, refine, and demonstrate the platform. The long-term strategy is to scale through a platform and licensing model, enabling third parties - brokers, developers, and property owners - to deploy reSpace in their communities.

During 2025 and into 2026, the Company made meaningful progress across three platform layers:

AI Layer: Development and early deployment of the Company's AI-driven "Market Snapshot" tool helps property owners and buyers evaluate feasibility and potential configurations for co-homeownership.
Operating Layer: Establishment of standardized legal, contractual, and operational frameworks (including Series LLC structures and co-ownership agreements) enables repeatable execution and scale.
Distribution Layer: Launch of a certified broker partner network

creates a scalable channel for sourcing both buyers, platform licensees, and properties. Market response has been strong, with meaningful demand from buyers, brokers, and property owners driven primarily by organic engagement rather than paid acquisition.

Milestones

Since incorporation in October 2022, reSpace has focused on validating and building an AI-enabled platform for co-homeownership. Key milestones include:

Platform & Product Development

- Developed and deployed an AI-driven "Market Snapshot" tool to evaluate property feasibility and co-ownership configurations
- Built initial platform MVP, including standardized legal structures, contracts, and operational workflows
- Advanced ERP and data infrastructure to support underwriting, compliance, and long-term asset management

Regulatory & Structural Validation

- Completed first full entitlement and permitting cycle for The Grove, validating the model within a municipal framework   - Established Series LLC ownership structure and co-homeownership agreements aligned with regulatory requirements
- Engaged with city, regional, and state stakeholders to position co-homeownership within housing policy initiatives

Market Validation & Demand

- Achieved strong organic demand from buyers, with oversubscription for initial suites and no reliance on paid marketing - Built a pipeline of 27+ evaluated properties representing over $40M in potential transaction value
- Established inbound engagement from property owners seeking alternatives to traditional home sales

Distribution & Network Effects

- Launched Certified Broker Partner Platform, onboarding brokers who actively source buyers and properties
- Engaged hundreds of brokers and industry participants, expanding reach and accelerating deal flow
- Developed referral and partner programs to support scalable, network-driven growth

Brand, Partnerships & Visibility

- Secured front-page and national media coverage, driving inbound awareness and credibility
- Attracted experienced operators, legal counsel, and advisors to support platform scaling
- Initiated partnerships with municipalities and organizations exploring co-homeownership as a housing solution

Historical Results of Operations

The Company was incorporated in October 2022 and remains in an early stage of operations, focused on platform development, market validation, and initial deployments. In addition to developing the AI-driven "Market Snapshot" tool and reSpace platform, reSpace acquired a single-family residence (The Grove) which is fully permitted and ready for construction. The company also entered into a Joint Venture Agreement to develop another single-family residence (Leschi) and is under contract to acquire and develop a third property (Green Lake) as demonstrations of the platform and reSpace property financial models. The company is able to debt finance a large portion of the purchase price of the properties which it intends to repurpose and improve.

Revenues & Gross Margin For the year ended December 31, 2025, revenues were $78,937 compared to $82,660 in 2024. Revenue to date reflects early-stage activities and limited monetization as the Company prioritizes platform development and market validation over near-term revenue optimization.

Net Loss The Company recorded net losses of $431,259 in 2025 and $375,878 in 2024. These losses are consistent with a platform-oriented company investing in infrastructure, legal frameworks, technology development, and go-to-market systems ahead of scale.

Assets Total assets increased to $1,285,444 as of December 31, 2025 from $873,289 in 2024. Cash increased significantly to $269,553 from $38,276, reflecting capital raised to support operations and platform development.

Liabilities Liabilities increased to $2,359,338 in 2025 from $1,515,925 in 2024, driven primarily by debt financing used to fund initial property-level activities.

Related Party Transaction Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,026,523 in debt, $416,673 in equity, and $450,215 in convertibles.

As of March 2026, the Company had approximately $293,337 in cash, with an average monthly burn rate of approximately $26,220. The Company expects to require additional capital to continue operations and execute its growth strategy. While the platform itself is designed to scale efficiently, early-stage deployment requires capital to activate initial projects, refine systems, and establish market presence. The Company is actively pursuing additional financing and expects to continue raising capital over the next 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Runway & Short/Mid Term Expenses

reSpace, Inc. cash in hand is $293,337, as of March 2026. Over the last three months, revenues have averaged $670/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $26,890/month, for an average burn rate of $26,220 per month. Our intent is to be profitable in 18 months. Near-term income remains limited as the Company prioritizes:

- Continued refinement of the AI-driven Market Snapshot tool
- Advancement of platform infrastructure, including ERP and operational systems
- Expansion of the broker partner network
- Completion of development and sell-through of initial properties

The Company anticipates continued operating expenses related to legal, architectural, permitting, platform development, and sales activities. While early implementations involve direct property ownership and development, these activities are intended to de-risk and standardize the model. Over time, the Company expects to shift toward a more capital-efficient structure in which:

- Third parties originate and execute projects using reSpace systems

- reSpace captures value through platform usage, licensing, transaction participation, and management
- Growth is driven by network effects across brokers, buyers, and property owners

The Company believes this transition - from asset-heavy validation to platform-driven scale - is central to its long-term value creation. All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Katrina Eileen Romatowski, certify that:

(1) the financial statements of reSpace, Inc. included in this Form are

true and complete in all material respects ; and

(2) the financial information of reSpace, Inc. included in this Form

reflects accurately the information reported on the tax return for

reSpace, Inc. filed for the most recently completed fiscal year.



Katrina Eileen Romatowski

Residential Housing

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in

section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.respace.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Katrina Eileen Romatowski

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the Lead Investor Agreement**
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―――――――

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

reSpace, Inc.

By

Katrina Romatowski
_____
Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Katrina Romatowski

Founder & CEO

4/15/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.